I, Russell Schindler, certify that:

(1) the financial statements of SampleServe, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of SampleServe, Inc. included in this Form reflects accurately the information reported on the tax return for SampleServe, Inc. filed for the two fiscal years ended Dec 31$^{st}$, 2019.


*Russell Schindler*

_____
Russell Schindler
CEO


31$^{st}$, Aug 2020


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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.